Exhibit 12.1

Ratio of Combined Fixed Charges and Preference Dividends to Earnings

	9 Months Ended September 30, 2012	Year Ended December 31,
		2011	2010	2009	2008	2007
Earnings:
Loss from Operations before income taxes	$(35,923)	$(44,206)	$(25,481)	$(25,932)	$(28,151)	$(28,102)
Add:
Interest portion of rental expense (1)	153	203	229	324	324	323
Interest expensed and capitalized	48	27	187	443	851	826
Amortized premiums related to indebtedness	—	10	52	71	159	116
Amortization of capitalized interest	5	8	45	50	50	22
Less:
Interest Capitalized	(10)	(18)	—	(2)	(114)	—

Total Earnings	$(35,727)	$(43,976)	$(24,968)	$(25,046)	$(26,881)	$(26,815)

Fixed Charges and Preference Dividends:
Interest portion of rental expense (1)	$153	$203	$229	$324	$324	$323
Interest expensed and capitalized	48	27	187	443	851	826
Amortized premiums related to indebtedness	—	10	52	71	159	116

Total Fixed Charges	$201	$240	$468	$838	$1,334	$1,265

Ratio of earnings to fixed charges and preference dividends	(0)	(0)	(0)	(0)	(0)	(0)

Coverage deficiency (2)	$(35,928)	$(44,216)	$(25,436)	$(25,884)	$(28,215)	$(28,080)

(1) Computation of interest factor of rent expense
Operating rental expense	$463	$616	$693	$983	$982	$978
Interest factor (*)	33%	33%	33%	33%	33%	33%

Total	$153	$203	$229	$324	$324	$323

*	Calculated as 33% of rent expense, which management believes is a reasonable approximation of the interest factor.

(2)	In each of the years presented, we incurred losses from operations and as a result our earnings were insufficient to cover over fixed charges. The amount shown represents the amount of the coverage deficiency in each such period.